

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2012

Via E-Mail
Eduardo Ávila Zaragoza
Chief Accounting Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Kingdom of Spain

> **Re:** **Banco Bilbao Vizcaya Argentaria, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed April 1, 2011**
> **File No. 001-10110**

Dear Mr. Ávila Zaragoza:

We have reviewed your response dated March 6, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Risk Factors, page 9

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, currently is unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection

prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

A substantial portion of our customer base is particularly sensitive…, page 11

2.   We note from your response to prior comment one that you intend to eliminate the risk factor referenced in comment three of our letter dated September 28, 2011. We also note from your response that lending to those customers that you previously identified as having a higher degree of risk totaled 20 percent of total loans and receivables to customers in Spain for the fiscal year ended December 31, 2011. As such, we are unable to concur that eliminating the risk factor is a satisfactory response to our comments and we reissue comment three from our letter dated September 28, 2011.

Item 19. Exhibits, page 182

3.   We note your response to prior comment six and additionally note the following:

   •   your disclosure on page four of your Form 20-F where you indicate that success of the Garanti acquisition could cause actual results to differ materially from those in forward-looking statements;

   •   that you have identified several material risks in connection with the Garanti acquisition on pages 17-19; and

   •   the disclosure in your November 4, 2010 prospectus supplement that you expect the acquisition "to significantly transform the structure of the BBVA Group, by significantly increasing the geographical diversification of [your] sources of income."

   Accordingly, we are unable to concur with your conclusion that you are not required to file these agreements as exhibits to your Form 20-F, and reissue prior comment six.

Form 6-K furnished October 27, 2011

Provision and others, page 11

4.   Please address the following related to your response to prior comment 11.

   •   Address our fourth bullet of prior comment 11 in greater detail by telling us and disclosing how write-downs recognized on real estate inventory transactions are considered in your determination of the appropriate level of allowance for loan losses (both individually assessed and collectively assessed) for other loans with similar collateral. Specifically, discuss whether you consider the volume of properties and related losses on properties acquired in this manner in your determination of the probability of default and in updated LTVs used to determine the loss given default and if so, describe how. If not, tell us why not.

- In your response, you state that any negative differences between the loan carrying amount and the fair value less costs to sell is charged to the income statement. Please tell us and disclose in which line item you record these charges. Quantify the amount you have recorded in your income statement related to these negative differences for each period presented and disclose this information in future filings, if material.

- If you do not record these charges within your impairment losses on financial assets – loans and receivables, please tell us how you determined that these differences were not due to credit losses given the distressed nature of the borrowers you have acquired the property from.

- If you do not record these charges within your impairment losses on financial assets – loans and receivables, please discuss the impact they would have had on your level of charge-offs and other related credit ratios if you had included them.

5. Refer to your response to prior comment 12 and your disclosure on page 12 of the Form 6-K furnished on February 3, 2012 that a negative EUR665 million was recorded, corresponding to provisions made for real estate and foreclosed assets with the aim of maintaining coverage above 30 percent. If true, please confirm to us and revise your disclosure in future filings to state that your impairment provisions for real estate and foreclosed assets, necessary to achieve the disclosed coverage percentages, were based on the outcome of recent transactions for similar assets in order to calculate net realizable value for real estate held as inventory and fair value less cost to sell for foreclosed assets. Additionally, please tell us whether there are material differences in measuring these assets at net realizable value compared to fair value less cost to sell, and refer to paragraph 7 of IAS 2.

Form 6-K furnished February 7, 2012

6. We note your discussion regarding the preliminary impact of the 2/2012 Royal Decree. Please address the following.

- On slide 10, you disclose the financial impact on 2012 profit and loss due to the Royal Decree. Confirm whether these provisions on loans and real estate are or will be recorded in your financial statements issued in accordance with IFRS as issued by the IASB in either 2011 or 2012. If they will be recorded in accordance with IFRS as issued by the IASB, discuss how the impairment losses on loans and real estate are calculated, and explain how both the timing and amount of the impairments comply with paragraphs 63 and 64 of IAS 39 and paragraphs 25 through 28 of IAS 36. If you record the entire provision related to the Royal

Decree in 2012, please tell us the specific impairment events resulting in this provision that occurred subsequent to December 31, 2011 and were not present at December 31, 2011.

- Your disclosure that the full charge will be absorbed by December 31, 2012 appears to indicate that you plan to record this impairment over the course of fiscal year 2012. If so, please tell us how you concluded that the timing of these charges in the interim periods of 2012 will comply with IAS 36 and IAS 39. Specifically confirm whether the impairments to be recorded in the interim periods of 2012 will be based on actual outcomes of similar property sales and conditions existing at the end of each interim reporting period.

- Quantify the amount of impairment losses taken in the fourth quarter of 2011 as disclosed in Form 6-K furnished on February 3, 2012 that are related to the Royal Decree. You state on page 7 that "impairment losses on financial assets were up over the quarter, basically due to the increase of the Group's loan loss provisions, which took advantage of the higher revenue," and on page 12 you note that the increase in the fourth quarter general loan loss provision was "aimed at taking advantage of the higher revenue over the last three months of the year." Your disclosure appears to indicate that the timing of these charges was based on increased revenue available to offset the charges rather than actual changes in credit conditions. Please explain to us what this disclosure means, and specifically address how the timing and amount of this impairment loss complies with paragraphs AG87 and AG91 of IAS 39.

You may contact Staci Shannon at (202) 551-3374 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director